COMMUNITY

FINANCIAL SHARES, INC.

June 14, 2005

Mr. David Lyon

Senior Financial Analyst

United States Securities and

Exchange Commission

100 F Street, N.E.

Washington, D.C. 20002

RE:	Community Financial Shares, Inc.
Registration Statement on Form 10, filed May 2, 2005
File number 0-51296

Dear Mr. Lyon;

In response to your comment letter dated June 7, 2005 and based on our phone conversation of June 13, 2005, I am enclosing documentation in support of our decision to file Form 15 in October 2003. The main item of support which we relied on in making this decision was the opinion letter issued September 29, 2003 by the law firm of Gerrish and McCreary, P.C. and signed by Jeff Gerrish. In this letter it was stated that due to the circumstances outlined therein, our SEC reporting was considered to be voluntary as we were not obligated to report. The filing of the Form 15 was meant to ensure that we completed our obligation as we had been filing on a regular basis prior to October 2003.

In addition to the opinion of Gerrish and McCreary, we also received confirmation of this opinion from the law firm of Schiff, Hardin, LLP based in Chicago. This affirmation of the previously expressed opinion was sent via e-mail by David McCarthy of the mentioned firm. A copy of this e-mail is attached.

As we discussed, the determination of whether or not we were correct in filing Form 15 has bearing on item 5 in your comment letter concerning the appropriateness of our use of the safe harbor provision. We need to resolve this issue prior to being able to determine the action needed in amending our Form 10 (and 10-K by reference) if it becomes necessary.

Please review the attached correspondence and advise accordingly.

Sincerely,

Scott W. Hamer
Vice President & CFO

357 ROOSEVELT ROAD

GLEN ELLYN, ILLINOIS 60137

630-545-0900 • FAX: 630-545-0399

www.commbank-wge.com

GERRISH & MCCREARY, P.C.	E-MAILED

Memphis Office:		Nashville Office:
700 Colonial Road, Suite 200		5214 Maryland Way, Suite 406
Memphis, Tennessee 38117		Brentwood, Tennessee 37027
P.O. Box 242120		Telephone: (615) 251-0900
Memphis, Tennessee 38124-2120		Telecopier: (615) 251-0975
Telephone: (901) 767-0900		e-mail: g&m@gerrish.com
Telecopier: (901) 684-2339
e-mail: g&m@gerrish.com
Reply to: Memphis office
jgerrish@gerrish.com

September 29, 2003	PERSONAL & CONFIDENTIAL
dfischer@commbank-wge.com

Mr. Donald H. Fischer

Chairman, President and Chief Executive Officer

Community Bank-Wheaton/Glen Ellyn

357 Roosevelt Road

Glen Ellyn, IL 60137

Dear Don:

This is a follow up to our recent telephone discussion regarding the holding company’s voluntary SEC filings. From our review of your SEC filings, we determined the following:

When Community Bank formed its holding company in 2000, the holding company filed a Form S-4 with the SEC. On this Form S-4, the holding company “checked the box” on the cover page stating that the filing was in compliance with Instruction G to the Form S-4. By checking the box for Instruction G, the Form S-4 Registration Statement became effective automatically on the 20th day after the date of filing. Instruction G may be used only for the organization of a bank holding company for the sole purpose of issuing common stock to acquire all the common stock of the subsidiary bank.

Exchange Act Rule 12h-3(d) addresses the suspension of a company’s duty to file reports with the SEC. Typically, a company may suspend and/or terminate its duties to file reports with the SEC only when it has less than 300 stockholders. However, Rule 12h-3(d) provides that a company does not need to meet this requirement if the company’s duty to file reports arises solely from the filing of a registration statement by a company in the reorganization of a non-reporting company (like the bank) into a one subsidiary holding company in which bank’s stockholders receive the same proportional interest in the holding company as they held in the bank.

Mr. Donald H. Fischer	Page 2	September 29, 2003

All of this means that because the company filed a registration statement with the SEC solely for the purpose of becoming the holding company for the bank and all of the bank’s former stockholders owned at the time of the holding company formation the same proportionate interest in the holding company as they held in the bank, the requirement that the holding company have less than 300 stockholders in order to de-register its stock does not apply. Additionally, the SEC has given informal guidance that Rule 12h-3(d) was enacted to relieve a holding company of its SEC reporting obligations which normally would arise from the filing of a registration statement.

As a result of these rules, the holding company may cease filing reports with the SEC since all of its SEC reports have been voluntary. However, as I mentioned to you, we recommend that the company file a Form 15 with the SEC to end its reporting requirements (sample attached), so that the SEC will take the holding company out of its system and will not raise future questions regarding the company’s filings.

Additionally, we briefly discussed the fact that the holding company has around 467 stockholders. Under Section 12(g) of the Securities Exchange Act of 1934, if the holding company has 500 or more stockholders on the last day of any fiscal year, it must begin filing quarterly, annual and periodic reports with the SEC. Therefore, we recommend that the company engage in either a voluntary stock repurchase program or a reverse stock split/freeze-out merger (depending upon a review of the permissibility of each under Illinois law) in order to reduce the shareholder base to around 350 stockholders.

In a voluntary stock repurchase program, the company would send all its stockholders a relatively brief announcement which would explain the details of the repurchase program and would contain the company’s offer to repurchase a stockholder’s shares for a set price. The program would have to remain open for twenty (20) business days under federal securities laws. The benefits of the voluntary stock repurchase program are that:

•	It is voluntary for stockholders to participate;

•	It is relatively inexpensive; and

•	The disclosure required is fairly limited.

If the holding company was to enact a voluntary stock repurchase program, we recommend that stockholders only be allowed to participate if they would sell all of their shares so that the company could be certain to eliminate stockholders as a result of the transaction. The only real negative aspect of a voluntary stock repurchase program is that the company will not be able to force stockholders to participate. Therefore, the program’s success will depend upon the price the company is willing to pay for the stock and whether a sufficient number of stockholders want to sell their shares.

Mr. Donald H. Fischer	Page 3	September 29, 2003

The other option for the company would be to engage in a reverse stock split or freeze-out merger transaction. Because these transactions mandate that some stockholders (those owning less than a determined number of shares) must sell their shares to the corporation, these transactions require stockholder approval. Therefore, the holding company would have to hold a stockholders’ meeting to get approval of the transaction. The benefit of this type of transaction is that all stockholders who own less than a certain number of shares are required to be cashed out in the transaction. As a result, the holding company could be assured that it would reduce its stockholder base through a freeze-out merger/reverse stock split. The downside to this type of transaction is that some stockholders may not be happy with being forced to sell their shares and the documentation (which includes proxy material) is a bit more extensive.

As I mentioned to you previously, we would be happy to assist the company in both the financial and legal aspects of any of these transactions going forward, I look forward to talking to you soon.

Sincerely,

/s/ Jeffrey C. Gerrish
Jeffrey C. Gerrish

/cm

attachment

SECURITIES AND EXCHANGE COMMISSION

450 Fifth Street, N.W.

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration Under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File No. 333-46622

COMMUNITY FINANCIAL SHARES, INC.

(Exact name of registrant as specified in its charter)

357 Roosevelt Road

Glen Ellyn, Illinois

(630)545-0900

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, no par value

(Title of each class of securities covered by this Form

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☒
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Number of holders of record as of the certificate or notice date: 465.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this certificate/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	October , 2003	By:	/s/ Donald H. Fischer
		Name:	Donald H. Fischer
		Title:	Chairman, President and Chief Executive Officer

From: McCarthy, David [dmccarthy@schiffhardin.com]

Sent: Friday, October 17, 2003 5:11 PM

To: shamer@commbank-wge.com

Cc: Zinski, Christopher J.; Christensen, Andrew R.

Subject: FW: Suspension of reporting

One small correction-which doesn’t affect our analysis. The trigger for independently needing to register under the 1934 Act is 500 shareholders. Accordingly, the last sentence should have read: “We’re also assuming you have less than 500 holders (which would independently require you to register under the 1934 Act and report.)”

Original Message

From: McCarthy, David

Sent: Thursday, October 16, 2003 12:52 PM

To: ‘shamer@commbank-wge.com’

Cc: Zinski, Christopher J.

Subject: Suspension of reporting

Scott—

This is to confirm our phone conversation earlier. Although it is not completely free from doubt, we think, on the authority of written, informal guidance given by the staff of the SEC in the form of “no-action” letters interpreting Rule 12h-3, it would be acceptable to file a Form 15 to suspend your reporting obligations. In the event the staff were to object to the filing, and require a continuation of filing, we think it would be extremely unlikely for the SEC to take any negative action against Community for filing the Form 15 or the failure to file a 1934 Act report in a timely fashion, due to the existence of these letters.

As you know, we did not represent the bank in the holding company reorganization. This conclusion is premised on the following assumptions: (1) the bank is and always has been the holding company’s only subsidiary, (2) the S-4 registration statement was only used for the reorganization, and not additional capital raising, (3) the holding company had no significant assets at any time prior to the reorganization and (4) and holders of bank stock received the same proportional interest in the holding company (other than as the result of exercising dissenters’ rights) in the reorganization. We’re also assuming you have less than 750 holders (which would independently require you to register under the 1934 Act and report.)

David McCarthy

312-258-5653

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